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                                                               Exhibit (a)(5)(E)


FOR IMMEDIATE RELEASE

           MENTOR GRAPHICS SAYS IKOS REFUSAL TO PURSUE MENTOR MERGER
                  AGREEMENT AGAINST IKOS STOCKHOLDERS INTEREST

WILSONVILLE, OR -- January 23, 2002 -- Mentor Graphics Corporation (Nasdaq:
MENT) stated today that the refusal by the Board of Directors of IKOS Systems, Inc. (Nasdaq: IKOS) to take the steps necessary for IKOS to sign Mentor's merger agreement is against the interests of the IKOS stockholders.

Walden C. Rhines, Chairman and Chief Executive Officer of Mentor Graphics, said, "From the perspective of an IKOS stockholder, we can't fathom why IKOS didn't take steps to put it in a position to sign the merger agreement we sent them on January 16. The IKOS Board decided once again that the Mentor deal is superior to the Synopsys agreement. IKOS even implied that the outlook for IKOS stockholders under the Synopsys agreement is worse than it was one month ago, when IKOS first determined that our proposal was superior."

"Rather than focusing on the superiority of our $11.00 per share in cash tender offer, the IKOS Board seized on certain conditions to closing the Mentor deal as the basis not to proceed with our deal. This makes no sense. These conditions are far less risky to IKOS than the very problematic conditions to consummation of the Synopsys agreement. Moreover, as a practical matter, the Mentor conditions should last only ten business days while the risky Synopsys conditions will be in effect until a closing estimated for August or September 2002. As suggested by the IKOS filing with the SEC, IKOS is particularly worried about satisfying the IKOS financial performance and employee retention conditions in the Synopsys agreement," Dr. Rhines continued.
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"In light of IKOS' actions today, we think it is time for the IKOS Board to bring the Synopsys agreement -- an agreement that was signed over six months ago -- up for a vote so that the stockholders get an opportunity to let the Board know what they think of that deal, particularly as it compares to Mentor's," Dr. Rhines concluded.

Pursuant to its all cash tender offer, Mentor Graphics is offering to acquire IKOS Systems for $11.00 per share in cash of IKOS common stock. Mentor Graphics' offer is not subject to any financing condition and is scheduled to expire at 12:00 Midnight, New York City time on Friday, January 25, 2002, unless extended. In addition, on January 16, 2002, Mentor Graphics delivered to IKOS a merger agreement executed by Mentor which is superior to IKOS than its existing Synopsys agreement. Mentor's execution of that agreement will not be revoked prior to January 31, 2002.

ABOUT MENTOR GRAPHICS

     Mentor Graphics Corporation (Nasdaq: MENT) is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world's most successful electronics and semiconductor companies. Established in 1981, Mentor Graphics reported revenues over the last 12 months of more than $600 million and employs approximately 3,000 people worldwide. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777; Silicon Valley headquarters are located at 1001 Ridder Park Drive, San Jose, California 95131-2314. World Wide Web site: www.mentor.com.

Mentor Graphics is a registered trademark of Mentor Graphics Corporation. All other company or product names are the registered trademarks or trademarks of their respective owners.

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CONTACTS

Mentor Graphics Corporation               The Abernathy MacGregor Group
Ryerson Schwark                           Chuck Burgess
Tel: 503-685-1660                         Jason Thompson
                                          Tel: 212-371-5999